UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission File Number 333-126179

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Gerstenslager Deferred Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Worthington Industries, Inc.

200 Old Wilson Bridge Road
Columbus, OH 43085

     The following financial statements and supplemental schedule for the Gerstenslager Deferred Profit Sharing Plan are being filed herewith:

Gerstenslager Deferred Profit Sharing Plan

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GERSTENSLAGER DEFERRED PROFIT SHARING PLAN

By: Administrative Committee,
Plan Administrator

	By:	/s/ Dale T. Brinkman

Date: June 29, 2005	Dale T. Brinkman, Member

Gerstenslager

Deferred Profit Sharing Plan

Financial Statements

and

Supplemental Schedule

December 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Gerstenslager Deferred Profit Sharing Plan
Wooster, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of GERSTENSLAGER DEFERRED PROFIT SHARING PLAN as of December 31, 2004 and 2003 and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Gerstenslager Deferred Profit Sharing Plan as of December 31, 2004 and 2003 and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Meaden & Moore, Ltd.

MEADEN & MOORE, LTD.
Certified Public Accountants

June 10, 2005
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Gerstenslager
Deferred Profit Sharing Plan

	December 31
	2004	2003
ASSETS
Investments:
Contribution receivable	$45,423	3,469
Investment in The Worthington Deferred Profit Sharing Plan Master Trust	11,779,810	12,086,251
Participant loans	32,447	32,414

	11,857,680	12,122,134

LIABILITIES	—	—

Net Assets Available for Benefits	$11,857,680	$12,122,134

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Gerstenslager
Deferred Profit Sharing Plan

	Year Ended December 31
	2004	2003
Additions to Net Assets Attributed to:
Contributions:
Employer	$180,823	$168,169
Employee	270,718	206,775
Rollover	—	1,106

	451,541	376,050

Interest and dividend income	412,463	179,921
Net appreciation in fair value of investment held in the Worthington
Deferred Profit Sharing Plan Master Trust	732,425	2,588,969

Total Additions	1,596,429	3,144,940

Deductions from Net Assets Attributed to:
Benefits paid to participants	1,860,505	1,149,813
Loan administrative fees	378	159

Total Deductions	1,860,883	1,149,972

Net Increase (Decrease) before Plan to Plan Transfer, net	(264,454)	1,994,968

Plan to plan transfer, net	—	10,127,166

Net Increase (Decrease)	(264,454)	12,122,134

Net Assets Available for Benefits:
Beginning of Year	12,122,134	—

End of Year	$11,857,680	$12,122,134

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

Gerstenslager
Deferred Profit Sharing Plan

1	Description of Plan

The following description of Gerstenslager Deferred Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan, which began January 1, 2003, is a defined contribution plan covering all non-union employees of Gerstenslager (the Company) who meet the hour and age requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The trustee of the Plan is Fidelity Management Trust Company (the Trustee). Worthington Industries is the Parent of the Company.

The Plan is one of six plans within the Worthington Deferred Profit Sharing Plan Master Trust (the Master Trust); the other plans are the Worthington Industries, Inc. Deferred Profit Sharing Plan, Worthington Steel (Malvern) Union Retirement Savings Plan, the Gerstenslager Union Retirement Savings Plan, the Dietrich Industries, Inc. Salaried Employees Profit Sharing Plan and the Dietrich Industries, Inc. Hourly 401(k) Plan.

Prior to March 1, 2004, the Master Trust was comprised of four plans: Worthington Industries, Inc. Deferred Profit Sharing Plan, the Worthington Steel (Malvern) Union Retirement Savings Plan, the Gerstenslager Deferred Profit Sharing Plan and the Gerstenslager Union Retirement Savings Plan.

The accompanying financial statements reflect the Plan’s share of the fair value of the assets of the Master Trust. Under the provisions of the Master Trust Agreement, investments are allocated monthly to the participating plans on the basis of unit ownership at the close of the previous month.

Eligibility:

All non-union employees of the Company age eighteen and older and who are employed for 90 days are eligible to participate in the 401(k) component of the Plan. All non-union employees of the Company age eighteen and older and who are employed for one year are eligible to participate in the profit sharing component of the Plan.

Contributions:

Cash or Deferred Option [401(k)] — Participants may elect to defer up to 50% of their compensation to be contributed to the Plan by the Company.

Employer Contributions — The Company will contribute to the Plan an amount based on a percentage of the operating profits of the Company. The contributions are allocated to the participants on a unit credit formula calculation. Participants receive a unit credit for each year of continuous service and a unit for each $100 of compensation paid to the individual the previous calendar year.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

NOTES TO FINANCIAL STATEMENTS

Gerstenslager
Deferred Profit Sharing Plan

1	Description of Plan, Continued

Participants’ Accounts:

401(k) Accounts — Each participant’s account is credited with the participant’s elective contributions, employer contributions, earnings and losses thereon.

Rollover contributions from other plans are also accepted, providing certain specified conditions are met.

Vesting:

All participants are 100% vested in elective deferrals and Company contributions.

Participants’ Loans:

Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are repaid over a period not to exceed 5 years with the exception of the purchase of a primary residence.

The loans are secured by the balance in the participant’s account and bear interest at rates established by the Trustee. Principal and interest are paid ratably through payroll deductions.

Other Plan Provisions:

Normal retirement age is 62 or when the sum of the participants age and years of service equals 70. The Plan also provides for early payment of benefits after reaching age 59-1/2 excluding the employer contribution.

Payment of Benefits:

Upon termination of service by reason of termination, retirement, death or total and permanent disability, a participant may receive a lump sum amount equal to the value of his or her account.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

NOTES TO FINANCIAL STATEMENTS

Gerstenslager
Deferred Profit Sharing Plan

2	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting.

Investment Valuation and Income Recognition:

The Master Trust’s investments are stated at fair value. Fair value for mutual funds and the commingled trust is determined by the respective quoted market prices. Worthington stock is a unitized stock fund that holds just Worthington common stock and cash. The stock is valued at net asset value, which is net assets divided by units outstanding. Loans are valued at cost, which approximates fair value. The Master Trust accounts for the change in the difference between the fair value and the cost of investments as unrealized appreciation in the aggregate fair value of investments.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

Substantially all administrative fees are paid by the Company.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of Employee Retirement Income Security Act of 1974.

3	Tax Status

The Plan Administrator has not yet applied for a determination letter with the Internal Revenue Service. However, the Plan Administrator and tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTES TO FINANCIAL STATEMENTS

Gerstenslager
Deferred Profit Sharing Plan

4	Investments

	2004	2003
Investments of Master Trust at Fair Value:
Registered investment companies	$166,321,993	$125,378,390
Common collective trusts	39,014,053	15,507,947
Worthington Industries, Inc. securities	32,123,192	27,463,502

	$237,459,238	$168,349,839

The Plan’s share of the investments held by the Master Trust is approximately 5.0% and 7% at December 31, 2004 and 2003, respectively. Each participating retirement plan has an undivided interest in the Master Trust. Investment income is allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

	2004	2003
Investment income for the Master Trust:
Dividend income	$1,016,206	$1,104,002
Worthington Industries, Inc. securities	3,138,931	4,056,547
Net appreciation in fair value of shares of registered investment companies and common collective trusts	17,728,854	26,162,460

	$21,883,991	$31,323,009

At December 31, 2004 and 2003, the Master Trust held 2,832,732 and 2,623,066 respectively, common shares of the Sponsor in a unitized investment fund held by the Trustee (Worthington Industries Inc. Common Stock Fund). The Master Trust received cash dividends from the Sponsor of $1,016,206 and $1,104,002 for the years ended December 31, 2004 and 2003, respectively.

5	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee, therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual fund for the investment management services.

The Plan offers Worthington Industries Stock as an investment option, as a result they qualify as a party-in-interest.

6	Plan Transfer

In April 2003, $10,127,166 was transferred into the Plan from another qualified plan.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PUROPSES AT
END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Gerstenslager Deferred Profit Sharing Plan

EIN 34-0245610
Plan Number 004

December 31, 2004

	(b) Identity of
	Issue, Borrower,	(c) Description of Investment Including Maturity
	Lessor,	Date, Rate of Interest, Collateral, Par or Maturity		(e) Current
(a)	or Similar Party	Value	(d) Cost	Value
*	Worthington Deferred	Master Trust	N/A	$11,779,810
	Profit Sharing Plan Master Trust Participant Loans	Notes receivable (interest at prevailing local rate)	N/A	32,447

				$11,812,257

* Party-in-interest to the Plan

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit	Page
23(a)	Consent of Independent Auditors / Independent Registered Public Accounting Firm – MEADEN & MOORE	15